FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ×            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated October 29, 2004 regarding financial results for the first half of fiscal 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date November 4, 2004	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results for the First Half of Fiscal 2004

Tokyo, October 29, 2004 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the first half of fiscal 2004, ended September 30, 2004.

1. Business Results and Financial Position

Note: All figures were converted at the rate of 111 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2004.

Business Results

(1) Summary of Fiscal 2004 First Half Consolidated Business Results

Notes:

1. All figures, except for the outlook for fiscal 2004, were converted at the rate of 111 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2004.

2. Segment information and operating income (loss) are presented in accordance with accounting principles generally accepted in Japan.

	The half year ended September 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	4,329.9	7%	39,008
Operating income	127.3	529%	1,147
Income before income taxes and minority interests	136.0	50%	1,225
Income before minority interests	67.9	374%	612
Net income	41.1	664%	371

During the interim period, the world economy remained strong, supported by such factors as rising worldwide demand for digital consumer electronics, rising demand for IT-related equipment, particularly in the U.S., and increasing demand in China.

The Japanese economy also remained robust on the strength of improving corporate earnings, particularly from exports, healthy growth in private-sector plant and equipment investment and other factors.

Against this backdrop, Hitachi’s consolidated revenues increased 7% year on year, to 4,329.9 billion yen, most of the business segments posting year-on-year increases. Revenues in High Functional Materials & Components were up, particularly for components and materials for electronics-related products on buoyant conditions in the digital consumer electronics market. The Electronic Devices segment saw strong growth in semiconductor and LCD manufacturing equipment while Digital Media & Consumer Products recorded strong growth in plasma TVs and other products.

Operating income leapt 529%, to 127.3 billion yen as all segments posted year-on-year gains. The Information & Telecommunication Systems segment saw hard disk drive (HDD) operations become profitable, while the High Functional Materials & Components and Electronic Devices segments were other standout performers.

Other income was 36.4 billion yen, down 67% on the same period a year ago. This decrease was due to a decline in gains on the sale of investment securities and other factors. Meanwhile, other deductions declined 33%, to 27.7 billion yen due to income from equity-method affiliates and an exchange gain, as opposed to a loss from equity-method affiliates and an exchange loss in the previous fiscal year, and other factors.

As a result, Hitachi recorded income before income taxes and minority interests of 136.0 billion yen, up 50% year on year. After income taxes of 68.0 billion yen, Hitachi posted income before minority interests of 67.9 billion yen. Net income climbed 664% year on year, to 41.1 billion yen.

(2) Revenues and Operating Income by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

	The half year ended September 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,071.7	2%	9,655
Operating income	28.9	436%	261

Information & Telecommunication Systems revenues increased 2%, to 1,071.7 billion yen. Software and services businesses revenues increased as a whole on a solid performance by the outsourcing business in services businesses, despite a decrease in sales of platform software in software businesses due to a fall in demand for mainframes. Hardware businesses sales grew slightly due to growth in HDDs and ATM-related systems for handling new bills and healthy sales from telecommunications networks, which offset lower sales of servers.

The segment posted operating income of 28.9 billion yen, 436% up year on year, as HDD operations moved from last year’s loss into the black and due to other factors.

Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Operating results for Hitachi GST for the six-month period from January through June 2004 are included in Hitachi’s fiscal 2004 first-half results.

[Electronic Devices]

	The half year ended September 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	692.0	14%	6,235
Operating income	30.0	718%	271

In the Electronic Devices segment, revenues rose 14%, to 692.0 billion yen, the result of strong sales at Hitachi High-Technologies Corporation, particularly of semiconductor and LCD manufacturing equipment. This was also the result of higher sales of displays due to growth in sales of small and medium-size TFT LCDs for mobile phones and large LCDs for flat-panel TVs.

The segment posted a 718% year-on-year increase in operating income, to 30.0 billion yen, reflecting higher earnings at Hitachi High-Technologies, particularly from semiconductor and LCD manufacturing equipment, and improved earnings from the display business.

[Power & Industrial Systems]

	The half year ended September 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	1,120.8	4%	10,098
Operating income	10.0	27%	91

Power & Industrial Systems revenues rose 4%, to 1,120.8 billion yen. This increase was attributable to robust sales of industrial machinery thanks to recovering private-sector plant and equipment investment, higher sales at Hitachi Construction Machinery Co., Ltd., mainly outside Japan, and the effect of newly consolidating a subsidiary that manufactures and sells elevators and escalators in China, which was previously accounted for using equity method, offsetting lower sales of power generation equipments.

The segment posted a 27% increase in operating income, to 10.0 billion yen, on higher earnings at Hitachi Construction Machinery and healthy earnings from industrial machinery.

[Digital Media & Consumer Products]

	The half year ended September 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	646.1	10%	5,821
Operating income	10.6	—	95

In Digital Media & Consumer Products, revenues increased 10%, to 646.1 billion yen, on growth in sales of plasma TVs and LCD projectors and healthy sales of room air-conditioners, washing machines and other mainstay home appliances.

The segment recorded operating income of 10.6 billion yen. This reflected improved profitability in home appliances and growth in projection TVs and LCD projectors, among other factors.

Note:	The optical disk drive business is conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end. The operating results for HLDS for the six-month period from January through June 2004 are included in Hitachi’s fiscal 2004 first-half results.

[High Functional Materials & Components]

	The half year ended September 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	740.4	19%	6,671
Operating income	40.3	337%	363

In High Functional Materials & Components, revenues rose 19%, to 740.4 billion yen as Hitachi Chemical Co., Ltd., Hitachi Metals, Ltd. and Hitachi Cable, Ltd. reported strong sales, particularly for electronics-related products. The increase also reflected the effect of consolidating NEOMAX Co., Ltd., formerly Sumitomo Special Metals Co., Ltd., from April 2004.

Segment operating income jumped 337%, to 40.3 billion yen due to strong electronics-related product sales and other factors.

[Logistics, Services & Others]

	The half year ended September 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	610.3	0%	5,498
Operating income	7.5	—	68

In Logistics, Services & Others, revenues were nearly the same as a year earlier at 610.3 billion yen. While Hitachi Transport System, Ltd. and Hitachi Mobile Co., Ltd. posted healthy sales, segment revenues were affected by the transfer of semiconductor sales operations at overseas sales companies to Renesas Technology Corp. and other factors.

The segment posted operating income of 7.5 billion yen after recording an operating loss of 0.3 billion yen in the same period a year earlier.

[Financial Services]

	The half year ended September 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	270.7	1%	2,439
Operating income	9.9	22%	90

In Financial Services, revenues edged up 1%, to 270.7 billion yen due to strong growth at Hitachi Capital Corporation, particularly in other financial services.

Operating income increased 22%, to 9.9 billion yen.

(3) Revenues by Market

	The half year ended September 30, 2004
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	2,709.2	3%	24,408

Overseas	1,620.6	15%	14,600
Asia	694.3	25%	6,255
North America	442.5	3%	3,987
Europe	346.2	14%	3,119
Other Areas	137.5	15%	1,239

Revenues in both Japan and overseas surpassed the same period in the previous fiscal year due to factors such as rising demand for digital consumer electronics and IT-related equipment in the U.S.

Revenues in Japan rose 3%, to 2,709.2 billion yen. Sales growth was recorded by components and materials for electronics-related products, particularly digital consumer electronics, semiconductor and LCD manufacturing equipment and plasma TVs, among other products.

Overseas revenues increased 15%, to 1,620.6 billion yen due to growth in sales of electronics components and materials for electronics-related products and in sales at Hitachi Construction Machinery, fueled by rising demand for digital consumer electronics, increasing demand for IT-related equipment in the U.S. and increasing demand in China.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, increased 19%, to 171.6 billion yen. Depreciation, excluding leasing assets, declined 5%, to 152.2 billion yen. R&D expenditures increased 3%, to 189.1 billion yen, and corresponded to 4.4% of revenues.

Financial Position

(1) Cash Flows

	The half year ended September 30, 2004
	Billions of yen	Year-over-year Change	Millions of U.S. dollars
Cash flows from operating activities	157.6	(66.9)	1,421
Cash flows from investing activities	(200.7)	(43.6)	(1,809)

Free cash flows	(43.1)	(110.5)	(388)

Cash flows from financing activities	(111.2)	62.5	(1,002)

Operating activities provided net cash of 157.6 billion yen, 66.9 billion yen less than in the previous period. This reflected factors such as an increase in inventories due to a projected sales increase in the second half of fiscal 2004.

Investing activities used net cash of 200.7 billion yen, 43.6 billion yen more than in the previous period. This was the result of an increase in capital investments for Hitachi’s key business and decrease in sales of affiliates’ common stock compared with the previous period.

Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 43.1 billion yen, 110.5 billion yen lower than a year earlier.

Financing activities used net cash of 111.2 billion yen, 62.5 billion yen less than in the previous period due to factors such as a decrease in debt.

Cash and cash equivalents as of September 30, 2004 amounted to 619.0 billion yen, a decrease of 145.3 billion yen during the interim period.

(2) Financial Position

	As of September 30, 2004
	Billions of Yen	Change from March 31, 2004	Millions of U.S. dollars
Total assets	9,636.8	46.5	86,819
Total liabilities	6,542.4	(80.9)	58,941
Debts	2,465.8	(31.7)	22,215
Minority interests	874.3	75.5	7,877
Stockholders’ equity	2,220.0	51.9	20,001

Stockholders’ equity ratio	23.0%	0.4 point increase	—
D/E ratio (including minority interests)	0.80 times	0.04 point increase	—

Total assets at September 30, 2004 increased 46.5 billion yen, to 9,636.8 billion yen, compared with March 31, 2004, due to factors such as the effect of consolidating NEOMAX and a China-based elevator and escalator manufacturing and sales company. Debt decreased 31.7 billion yen, to 2,465.8 billion yen. Stockholders’ equity increased 51.9 billion yen, to 2,220.0 billion yen due to increasing net income and other factors. As a consequence, the stockholders’ equity ratio improved by 0.4 of a percentage point to 23.0%. The debt-to-equity ratio (including minority interests) was also improved by 0.04 points to 0.80 times.

Outlook for Fiscal 2004

	Fiscal 2004, ending March 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	8,900.0	3%	84,761
Operating income	300.0	62%	2,857
Income before income taxes and minority interests	300.0	27%	2,857
Income before minority interests	150.0	290%	1,428
Net income	100.0	530%	952

Note: Estimates for fiscal 2004 assume a rate of 105 yen to the U.S. dollar.

In terms of trends in the world economy, Hitachi expects Asian economies to remain healthy, supported by demand in China, and European economies are expected to continue their modest recovery. However, the U.S. economy is expected to slow slightly due to the surge in crude oil and raw materials prices and as the effects of tax cuts, low interest rates and other government policies wear off. Furthermore, while slow growth in inventories indicates that a sudden drop in demand is unlikely in the market for electronics-related products, there is a risk of a slowdown in the latter half of the fiscal year. Therefore, Hitachi believes it will be necessary to keep a close eye on market trends going forward.

The Japanese economy is expected to slow, albeit moderately, as a possible slowdown in demand for digital consumer electronics and plant and equipment investment, such as in electronic components, may stymie the recovery in employment and wage levels.

Under these circumstances, Hitachi will push ahead with efforts to create new businesses and strengthen targeted businesses by capturing synergies in resource use across the Hitachi Group, guided by “i.e.HITACHI Plan II.” The company will also focus on structural reforms to concentrate more resources on highly profitable businesses and on measures to improve its financial position.

Projections for fiscal 2004, as given above, have been revised from those issued with fiscal 2003 results released on April 28, 2004.

2. Management Policy

Basic Management Policy and Strategy

Amid intensifying competition in world markets, Hitachi aims to step up its development by delivering competitive products and services imbuing higher value for customers. By taking full advantage of the diverse resources of the Hitachi Group while at the same time reviewing and restructuring businesses, Hitachi will bolster its competitiveness. This process will be consistent with Hitachi’s basic management policy, which is to increase shareholder value by meeting the expectations of customers, employees, shareholders and other stakeholders.

In line with this basic policy, in January 2003, Hitachi unveiled a medium-term management plan, “i.e.HITACHI Plan II,” which runs through fiscal 2005 (ending in March 2006). This plan targets two primary business domains that are the focus of the Hitachi Group—“New Era Lifeline Support Solutions,” which further fuse and enhance information systems services and social infrastructure systems, and “Global Products Incorporating Advanced Technology,” where Hitachi aims to achieve strong growth in global markets by focusing on technologies as well as high-performance hardware and software that incorporate knowledge. Various measures are being pursued for growth in both these fields.

In April 2004, Hitachi established the Hitachi Group Headquarters to accelerate group management in a manner best suited to Hitachi in two main ways: bolster the individual businesses of Hitachi Group companies, and give full play to the collective strengths of the Hitachi Group by encouraging greater inter-group collaboration. The Hitachi Group Headquarters will spearhead redoubled efforts to implement measures aimed at raising the corporate value of the Hitachi Group.

To enhance competitiveness in global markets in Hitachi’s various business fields toward achieving the goals of “i.e.HITACHI Plan II,” Hitachi is improving its productivity by strengthening its production ability, and pushing ahead with efforts to cut costs. Business structural reforms are also being implemented. In specific terms, Hitachi will examine and implement suitable measures to create growth and new businesses in key fields that leverage the group’s technological strengths and know-how; restructure the group with the aim of more effectively utilizing the group’s resources; and exit unprofitable businesses and push through restructuring measures that go beyond the Hitachi Group.

FIV* (Future Inspiration Value), a benchmark based on the estimated cost of capital, is used to make decisions on actions for strengthening businesses. In deciding on individual investments, Hitachi uses FIV to select investments that will contribute to maximizing shareholder value. Combined with a powerful drive to reduce assets, including trade receivables and inventories, Hitachi aims to raise the return on assets. Through these and other actions, Hitachi has set the goal of maintaining a single-A grade long-term credit rating by increasing asset efficiency and strengthening its financial position.

The “i.e.HITACHI Plan II” will transform Hitachi’s earnings structure into a highly profitable one so that it can achieve positive FIV in fiscal 2005. At present, Hitachi has set the goals of generating consolidated operating income in excess of 400 billion yen and of achieving a debt-equity ratio (including minority interests) of 0.8 times in fiscal 2005. Hitachi is also expecting revenues in the order of 9 trillion yen in fiscal 2005.

(*) FIV is Hitachi’s economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit.

After-tax operating profit must exceed the cost of capital to achieve positive FIV.

3. Corporate Governance

Hitachi is working to reinforce corporate governance to establish an executive system that facilitates speedy business operations and a high degree of transparency. In June 2003, Hitachi adopted the Committee System to ensure the effective supervision of management and promote faster decision-making by demarcating responsibilities for management oversight and those for the execution of business operations.

The Board of Directors determines basic management policies and supervises executive officers in the performance of their duties while entrusting to executive officers considerable authority to make decisions with respect to Hitachi’s business affairs. As of September 30, 2004, the Board of Directors had 14 members, 4 of whom were from outside Hitachi. Three directors served concurrently as executive officers. The Chairman of the Board does not serve concurrently as an executive officer.

Within the Board of Directors, three statutory committees have been established—the Nominating Committee, Audit Committee and Compensation Committee—with outside directors accounting for the majority of members of each committee. The Nominating Committee has the authority to decide on proposals submitted to the General Meeting of Shareholders for the appointment and dismissal of directors. The Audit Committee audits the performance of directors and executive officers and has the authority to decide on proposals submitted to the General Meeting of Shareholders for the appointment and dismissal of independent auditors. The Compensation Committee has the authority to set remuneration for individual directors and executive officers. Hitachi also established a dedicated organization to support the Board of Directors and its committees, including the Audit Committee. The Hitachi employees who staff this organization do not take orders from any executive officers. At the same time, Corporate Auditing and Legal and Corporate Communications employees perform certain administrative functions for the Board of Directors and its committees.

Executive officers execute Hitachi’s business affairs and decide on matters pertaining to the same in accordance with the division of duties stipulated by resolutions of the Board of Directors. Important matters affecting the company as a whole are examined at the Senior Executive Committee, whose members are key executive officers, to reach decisions after taking into account a range of perspectives. The executive officers report their decisions to members of the Audit Committee.

Regarding risk management, each division implements countermeasures, such as the formulation of rules and guidelines. At the same time, where it is necessary to respond to new risks that arise, executive officers are assigned responsibility for quickly dealing with them. Furthermore, to ensure greater efficiency in the execution of day-to-day operations and compliance, internal audits are conducted to monitor business operations so that improvements can be made. Moreover, to ensure strict legal compliance, Hitachi has various committees and a whistle-blower system.

Regarding the reliability of financial reports, the Audit Committee monitors the independent auditors, and receives the audit plans of the independent auditors in advance to ensure that these auditors are not influenced by executive officers. Moreover, the prior approval of the Audit Committee is required with respect to the remuneration of the independent auditors and non-audit work.

Policy on the Distribution of Earnings

Hitachi sets dividends by taking into consideration a range of factors, including its financial condition, results of operations and payout ratio. This policy is motivated by the desire to ensure the availability of sufficient internal funds for making investments in R&D and plant and equipment that are essential for maintaining competitiveness and improving profitability based on medium- and long-term plans, as well as to ensure the stable growth of dividends. Moreover, Hitachi regards the repurchase of its shares as an action that can be implemented flexibly to supplement dividends while taking into consideration funding demands of business plans, market conditions and other factors.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general economic conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

HITACHI, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEAR ENDED SEPTEMBER 30, 2004

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 111 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 30, 2004.

SUMMARY

In millions of yen and U.S. dollars, except Net income per share (6) and Net income per American Depositary Share (7).

	The half years ended September 30
	YEN (millions)		(A)/(B) X100 (%)	U.S.DOLLARS (millions)
	2004 (A)	2003 (B)		2004
1. Revenues	4,329,935	4,041,407	107	39,008
2. Operating income	127,332	20,239	629	1,147
3. Income before income taxes and minority interests	136,001	90,503	150	1,225
4. Income before minority interests	67,931	14,324	474	612
5. Net income	41,158	5,384	764	371
6. Net income per share Basic Diluted	12.48 12.43	1.63 1.59	766 782	0.11 0.11
7. Net income per ADS (representing 10 shares) Basic Diluted	125 124	16 16	781 775	1.13 1.12

Notes:	1. The Company’s consolidated financial statements are prepared based on U.S. GAAPs.
2. Segment Information and operating income (loss) are presented in accordance with accounting principles generally accepted in Japan.
3. The figures are for 988 consolidated subsidiaries, including Variable Interest Entities, and 163 equity-method affiliates.

CONSOLIDATED STATEMENTS OF OPERATIONS

	The half years ended September 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2004 (A)	2003 (B)		2004
Revenues	4,329,935	4,041,407	107	39,008
Cost of sales	3,324,078	3,157,976	105	29,947
Selling, general and administrative expenses	878,525	863,192	102	7,914
Operating income	127,332	20,239	629	1,147
Other income	36,400	111,934	33	328
(Interest and dividends)	10,135	10,534	96	91
(Other)	26,265	101,400	26	237
Other deductions	27,731	41,670	67	250
(Interest charges)	14,235	16,318	87	128
(Other)	13,496	25,352	53	122
Income before income taxes and minority interests	136,001	90,503	150	1,225
Income taxes	68,070	76,179	89	613
Income before minority interests	67,931	14,324	474	612
Minority interests	26,773	8,940	299	241
Net income	41,158	5,384	764	371

CONSOLIDATED BALANCE SHEETS

	YEN (millions)		(A)/(B) X100 (%)	U.S.DOLLARS (millions)
	As of Sept. 30, 2004 (A)	As of March 31, 2004 (B)		As of Sept. 30, 2004
Assets	9,636,896	9,590,322	100	86,819

Current assets	5,230,513	5,219,942	100	47,122
Cash and cash equivalents	619,049	764,396	81	5,577
Short-term investments	152,321	177,949	86	1,372
Trade receivables
Notes	137,413	142,802	96	1,238
Accounts	1,972,987	2,043,727	97	17,775
Investments in leases	476,313	451,753	105	4,291
Inventories	1,328,587	1,123,406	118	11,969
Other current assets	543,843	515,909	105	4,900

Investments and advances	880,888	908,962	97	7,936

Property, plant and equipment	2,318,042	2,232,862	104	20,883

Other assets	1,207,453	1,228,556	98	10,878

Liabilities and stockholders’ equity	9,636,896	9,590,322	100	86,819

Current liabilities	3,738,087	3,911,054	96	33,676
Short-term debt and current installments of long-term debt	1,044,432	1,183,463	88	9,409
Trade payables
Notes	68,655	67,581	102	619
Accounts	1,177,191	1,220,033	96	10,605
Advances received	263,878	216,544	122	2,377
Other current liabilities	1,183,931	1,223,433	97	10,666

Noncurrent liabilities	2,804,351	2,712,321	103	25,265
Long-term debt	1,421,409	1,314,102	108	12,806
Retirement and severance benefits	1,245,833	1,273,509	98	11,224
Other liabilities	137,109	124,710	110	1,235

Minority interests	874,376	798,816	109	7,877

Stockholders’ equity	2,220,082	2,168,131	102	20,001
Common stock	282,033	282,032	100	2,541
Capital surplus	552,404	551,690	100	4,977
Legal reserve and retained earnings	1,784,664	1,760,435	101	16,078
Accumulated other comprehensive loss	(366,694)	(393,864)	—	(3,304)
(Foreign currency translation adjustments)	(78,338)	(95,786)	—	(706)
(Minimum pension liability adjustments)	(314,060)	(329,536)	—	(2,829)
(Net unrealized holding gain on available-for-sale securities)	26,536	31,499	84	239
(Cash flow hedges)	(832)	(41)	—	(8)
Treasury stock	(32,325)	(32,162)	—	(291)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	YEN (millions)		U.S. DOLLARS (millions)
	The half year ended Sept. 30, 2004	The year ended March 31, 2004	The half year ended Sept. 30, 2004
Common stock
Balance at beginning of period	282,032	282,032	2,541

Conversion of convertible debentures	1	0	0

Balance at end of period	282,033	282,032	2,541

Capital surplus
Balance at beginning of period	551,690	562,214	4,970

Conversion of convertible debentures	536	943	5
Increase (decrease) arising from issuance of subsidiaries’ common stock, divestiture and other	178	(11,467)	2

Balance at end of period	552,404	551,690	4,977

Legal reserve
Balance at beginning of period	109,163	111,309	984

Transfers from (to) retained earnings	558	(1,849)	5
Transfers from (to) minority interests arising from conversion of subsidiaries’ convertible debentures and other	14	(297)	0
Balance at end of period	109,735	109,163	989

Retained earnings
Balance at beginning of period	1,651,272	1,655,029	14,876

Net income	41,158	15,876	371
Cash dividends	(16,490)	(19,990)	(149)
Transfers from (to) legal reserve	(558)	1,849	(5)
Transfers to minority interests arising from conversion of subsidiaries’ convertible debentures	(1,187)	(1,189)	(11)
Transfers from (to) minority interests arising from issuance of subsidiaries’ common stock and other	734	(303)	7

Balance at end of period	1,674,929	1,651,272	15,089

Legal reserve and retained earnings	1,784,664	1,760,435	16,078

Accumulated other comprehensive loss
Foreign currency translation adjustments
Balance at beginning of period	(95,786)	(60,948)	(863)

Current-period change	17,448	(34,838)	157

Balance at end of period	(78,338)	(95,786)	(706)

Minimum pension liability adjustments
Balance at beginning of period	(329,536)	(698,916)	(2,969)

Current-period change	15,476	369,380	140

Balance at end of period	(314,060)	(329,536)	(2,829)

Net unrealized holding gain on available-for-sale securities
Balance at beginning of period	31,499	4,874	284

Changes in unrealized holding gain	(4,963)	26,625	(45)

Balance at end of period	26,536	31,499	239

Cash flow hedges
Balance at beginning of period	(41)	(535)	(0)

Changes in the fair value of derivative financial instruments	(791)	494	(8)

Balance at end of period	(832)	(41)	(8)

Accumulated other comprehensive loss	(366,694)	(393,864)	(3,304)

Treasury stock
Balance at beginning of period	(32,162)	(1,847)	(290)
Current-period increase	(163)	(30,315)	(1)

Balance at end of period	(32,325)	(32,162)	(291)

Total stockholders’ equity	2,220,082	2,168,131	20,001

CONSOLIDATED STATEMENTS OF CASH FLOWS

	The half years ended September 30
	YEN (millions)		U.S. DOLLARS (millions)
	2004	2003	2004
Cash flows from operating activities
Net income	41,158	5,384	371
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	206,271	213,916	1,858
Deferred income taxes	8,213	5,052	74
Loss (gain) on disposal of rental assets and other property	(445)	5,712	(4)
Decrease in receivables	182,556	79,253	1,645
Increase in inventories	(189,797)	(106,587)	(1,710)
Decrease in payables	(83,972)	(37,821)	(756)
Other	(6,305)	59,684	(57)

Net cash provided by operating activities	157,679	224,593	1,421
Cash flows from investing activities
(Increase) decrease in short-term investments	30,141	(68,614)	271
Capital expenditures	(166,845)	(145,310)	(1,503)
Purchase of rental assets, net	(278,656)	(213,515)	(2,510)
Sale of investments and subsidiaries’ common stock, net	25,222	117,400	227
Collection of investment in leases	214,410	197,485	1,932
Other	(25,062)	(44,625)	(226)

Net cash used in investing activities	(200,790)	(157,179)	(1,809)
Cash flows from financing activities
Decrease in interest-bearing debt	(94,126)	(127,413)	(848)
Dividends paid to stockholders	(16,406)	(10,111)	(148)
Dividends paid to minority stockholders of subsidiaries	(8,135)	(6,791)	(73)
Other	7,429	(29,435)	67

Net cash used in financing activities	(111,238)	(173,750)	(1,002)
Effect of exchange rate changes on cash and cash equivalents	9,002	(12,751)	81

Net decrease in cash and cash equivalents	(145,347)	(119,087)	(1,309)
Cash and cash equivalents at beginning of period	764,396	828,171	6,886

Cash and cash equivalents at end of period	619,049	709,084	5,577

SEGMENT INFORMATION

(1) INDUSTRY SEGMENTS

	The half years ended September 30
	YEN (millions)			(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2004 (A)	2003 (B)			2004
Revenues

Information & Telecommunication Systems	1,071,736 21%	1,053,279 22%		102	9,655
Electronic Devices	692,078 13%	607,529 13%		114	6,235
Power & Industrial Systems	1,120,895 22%	1,073,439 22%		104	10,098
Digital Media & Consumer Products	646,112 13%	585,411 12%		110	5,821
High Functional Materials & Components	740,423 14%	622,206 13%		119	6,671
Logistics, Services & Others	610,317 12%	612,969 13%		100	5,498
Financial Services	270,778 5%	267,923 5%		101	2,439
Subtotal	5,152,339 100%	4,822,756 100%		107	46,417
Eliminations & Corporate items	(822,404)	(781,349)		—	(7,409)

Total	4,329,935	4,041,407		107	39,008

Operating income (loss)

Information & Telecommunication Systems	28,961 21%	5,399 15%		536	261
Electronic Devices	30,056 22%	3,675 11%		818	271
Power & Industrial Systems	10,088 7%	7,935 23%		127	91
Digital Media & Consumer Products	10,618 8%	728 2%		—	95
High Functional Materials & Components	40,328 29%	9,233 26%		437	363
Logistics, Services & Others	7,528 6%	(397 (1	) )%	—	68
Financial Services	9,988 7%	8,195 24%		122	90
Subtotal	137,567 100%	34,768 100%		396	1,239
Eliminations & Corporate items	(10,235)	(14,529)		—	(92)

Total	127,332	20,239		629	1,147

Note: Revenues by industry segment include intersegment transactions.

(2) GEOGRAPHIC SEGMENTS

	The half years ended September 30
	YEN (millions)		(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2004 (A)	2003 (B)		2004
Revenues
Japan
Outside customer sales	3,128,385 62%	2,964,920 64%	106	28,183
Intersegment transactions	482,620 10%	413,478 9%	117	4,348
Total	3,611,005 72%	3,378,398 73%	107	32,531
Asia
Outside customer sales	530,416 10%	455,943 10%	116	4,779
Intersegment transactions	193,389 4%	144,482 3%	134	1,742
Total	723,805 14%	600,425 13%	121	6,521
North America
Outside customer sales	391,422 8%	399,425 9%	98	3,526
Intersegment transactions	14,968 0%	12,890 0%	116	135
Total	406,390 8%	412,315 9%	99	3,661
Europe
Outside customer sales	230,687 5%	182,461 4%	126	2,078
Intersegment transactions	10,319 0%	19,622 0%	53	93
Total	241,006 5%	202,083 4%	119	2,171
Other Areas
Outside customer sales	49,025 1%	38,658 1%	127	442
Intersegment transactions	1,882 0%	1,155 0%	163	17
Total	50,907 1%	39,813 1%	128	459
Subtotal	5,033,113 100%	4,633,034 100%	109	45,343
Eliminations	(703,178)	(591,627)	—	(6,335)

Total	4,329,935	4,041,407	107	39,008

	The half years ended September 30
	YEN (millions)			(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2004 (A)	2003 (B)			2004
Operating income (loss)
Japan	106,160 71%	37,208 79%		285	956
Asia	25,105 17%	(513 (1	) )%	—	226
North America	7,548 5%	1,714 4%		440	68
Europe	7,858 5%	7,188 15%		109	71
Other Areas	2,214 2%	1,368 3%		162	20
Subtotal	148,885 100%	46,965 100%		317	1,341
Eliminations & Corporate items	(21,553)	(26,726)		—	(194)

Total	127,332	20,239		629	1,147

(3) REVENUES BY MARKET

	The half years ended September 30
	YEN (millions)			(A)/(B) X100 (%)	U.S. DOLLARS (millions)
	2004 (A)	2003 (B)			2004
Japan	2,709,295 63%	2,636,362 65%		103	24,408
Asia	694,304 16%	553,783 14%		125	6,255
North America	442,531 10%	428,218 11%		103	3,987
Europe	346,287 8%	303,458 7%		114	3,119
Other Areas	137,518 3%	119,586 3%		115	1,239
Outside Japan	1,620,640 37%	1,405,045 35%		115	14,600

Total	4,329,935 100%	4,041,407 100%		107	39,008

# # #

October 29, 2004

HITACHI, LTD.

UNCONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF YEAR ENDED SEPTEMBER 30, 2004

(111yen = U.S.$1)

	YEN (millions)			U.S. DOLLARS (millions)
INCOME STATEMENTS	2004(A)	2003(B)	(A)/(B)×100	2004
(The half years ended Sept. 30)
Revenues	1,152,807	1,128,203	102%	10,386
Cost of sales	934,996	905,113	103%	8,423
S.G.A. expenses	239,560	230,082	104%	2,158
Operating income (loss)	(21,750)	(6,992)	—	(196)
Other income	53,927	40,873	132%	486
Other deductions	22,536	23,842	95%	203
Ordinary income	9,640	10,038	96%	87
Extraordinary gain	14,472	8,450	171%	130
Extraordinary loss	—	4,939	—	—
Income before income taxes	24,112	13,549	178%	217
Current income taxes	(4,159)	(52,567)	8%	(37)
Deferred income taxes	1,770	46,850	4%	16
Net income	26,500	19,266	138%	239
Basic EPS (yen and dollars)	8.04	5.82	138%	0.07
Diluted EPS (yen and dollars)	—	—	—	—

BALANCE SHEETS	2004/9/30(A)	2004/3/31(B)	(A)/(B)×100	2004/9/30
Current assets	1,686,536	1,909,420	88%	15,194
(Quick assets)	1,272,358	1,528,119	83%	11,463
(Inventories)	321,875	294,396	109%	2,900
(Deferred tax assets)	92,303	86,903	106%	832
Fixed assets	1,809,651	1,798,964	101%	16,303
(Investments)	1,249,785	1,231,360	101%	11,259
(Deferred tax assets)	117,696	123,516	95%	1,060
(Others)	442,168	444,088	100%	3,984
Total assets	3,496,188	3,708,385	94%	31,497

Current liabilities	1,424,311	1,819,420	78%	12,832
Fixed liabilities	690,670	515,584	134%	6,222
(Debentures)	280,000	280,000	100%	2,523
(Long-term loans)	224,368	54,428	412%	2,021
(Others)	186,302	181,156	103%	1,678
Total liabilities	2,114,982	2,335,005	91%	19,054
Stockholders’ equity	1,381,205	1,373,379	101%	12,443
Liabilities and stockholders’ equity	3,496,188	3,708,385	94%	31,497

FORECAST FOR THE YEAR ENDING MARCH 31, 2005

	Net sales	Ordinary income	Net income
Millions of Yen	2,570,000	25,000	40,000
Millions of U.S. dollars	23,153	225	360

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general economic conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

- # # # -

October 29, 2004

Hitachi, Ltd.

Supplementary information for the first half of fiscal 2004, ended September 30, 2004 (Consolidated basis)

1. Summary

	(Billions of yen)
	1st half of fiscal 2003		1st half of fiscal 2004		Fiscal 2004 (Forecast)
	(A)	(A)/1st half of FY 2002	(B)	(B)/(A)	(C)	(C)/ FY2003
Revenues	4,041.4	103%	4,329.9	107%	8,900.0	103%
C/U *	358%	—	376%	—	346%	—
Operating income	20.2	33%	127.3	629%	300.0	162%
Income before income taxes and minority interests	90.5	270%	136.0	150%	300.0	127%
Income before minority interests	14.3	82%	67.9	474%	150.0	390%
Net income	5.3	95%	41.1	764%	100.0	630%
C/U *	28%	—	155%	—	250%	—
Average exchange rate (yen / U.S.$)	118	—	110	—	105 **	—
Net interest and dividends	(5.7)	—	(4.1)	—	—	—

*	Consolidated basis/Unconsolidated basis
**	Assumed exchange rate for 2nd half of fiscal 2004

	As of March 31, 2004	As of September 30, 2004
Cash & cash equivalents, Short-term investments (Billions of yen)	942.3	771.3
Interest-bearing debt (Billions of yen)	2,497.5	2,465.8
Number of employees	326,344	343,793
Japan	237,880	242,458
Overseas	88,464	101,335
Number of consolidated subsidiaries (Including Variable Interest Entities)	956	988
Japan	545	545
Overseas	411	443

2. Revenues by industry segment

	(Billions of yen)
	1st half of fiscal 2003		1st half of fiscal 2004		Fiscal 2004 (Forecast)
	(A)	(A)/1st half of FY 2002	(B)	(B)/(A)	(C)	(C)/ FY2003
Information & Telecommunication Systems	1,053.2	120%	1,071.7	102%	2,305.0	100%
Electronic Devices	607.5	79%	692.0	114%	1,350.0	103%
Power & Industrial Systems	1,073.4	100%	1,120.8	104%	2,390.0	104%
Digital Media & Consumer Products	585.4	98%	646.1	110%	1,300.0	106%
High Functional Materials & Components	622.2	101%	740.4	119%	1,445.0	111%
Logistics, Services & Others	612.9	87%	610.3	100%	1,215.0	97%
Financial Services	267.9	91%	270.7	101%	535.0	97%
Eliminations & Corporate items	(781.3)	—	(822.4)	—	(1,640.0)	—
Total	4,041.4	103%	4,329.9	107%	8,900.0	103%

3. Operating income (loss) by industry segment
	(Billions of yen)
	1st half of fiscal 2003		1st half of fiscal 2004		Fiscal 2004 (Forecast)
	(A)	(A)/1st half of FY 2002	(B)	(B)/(A)	(C)	(C)/ FY2003
Information & Telecommunication Systems	5.3	13%	28.9	536%	99.0	142%
Electronic Devices	3.6	—	30.0	818%	35.0	115%
Power & Industrial Systems	7.9	71%	10.0	127%	72.0	212%
Digital Media & Consumer Products	0.7	13%	10.6	—	21.0	302%
High Functional Materials & Components	9.2	102%	40.3	437%	68.0	145%
Logistics, Services & Others	(0.3)	—	7.5	—	16.0	—
Financial Services	8.1	44%	9.9	122%	24.0	107%
Eliminations & Corporate items	(14.5)	—	(10.2)	—	(35.0)	—
Total	20.2	33%	127.3	629%	300.0	162%

4. Overseas revenues by industry segment

	(Billions of yen)
	1st half of fiscal 2003		1st half of fiscal 2004		Fiscal 2004 (Forecast)
	(A)	(A)/1st half of FY 2002	(B)	(B)/(A)	(C)	(C)/ FY2003
Information & Telecommunication Systems	306.7	238%	325.2	106%
Electronic Devices	231.6	88%	270.7	117%
Power & Industrial Systems	235.6	121%	325.6	138%
Digital Media & Consumer Products	237.5	97%	254.8	107%
High Functional Materials & Components	160.5	103%	221.6	138%
Logistics, Services & Others	213.5	77%	202.1	95%
Financial Services	19.3	105%	20.3	105%
Eliminations & Corporate items	0	—	0	—
Total	1,405.0	109%	1,620.6	115%	3,200.0	107%

5. Overseas production (Total revenues of overseas manufacturing subsidiaries)

			(Billions of yen)
			1st half of fiscal 2003		1st half of fiscal 2004
			(A)	(A)/1st half of FY 2002	(B)	(B)/(A)
Overseas production			694.9	139%	787.9	113%
Percentage of revenues			17%	—	18%	—
Percentage of overseas revenues			49%	—	49%	—

6. Capital investment by industry segment (Completion basis, including leasing assets)

	(Billions of yen)
	Fiscal 2003		1st half of fiscal 2004		Fiscal 2004 (Forecast)
	(A)	(A)/ FY 2002	(B)	(B)/1st half of FY 2003	(C)	(C)/(A)
Information & Telecommunication Systems	82.0	113%	50.9	135%
Electronic Devices	39.5	43%	21.4	93%
Power & Industrial Systems	71.6	101%	38.3	119%
Digital Media & Consumer Products	31.9	91%	20.9	128%
High Functional Materials & Components	62.4	103%	33.8	108%
Logistics, Services & Others	29.2	95%	14.2	99%
Financial Services	522.8	112%	302.1	126%
Eliminations & Corporate items	(23.2)	—	(9.9)	—
Total	816.5	104%	472.0	124%	950.0	116%
Internal use assets	296.1	90%	171.6	119%	360.0	122%
Leasing assets	520.3	113%	300.3	127%	590.0	113%

7. Depreciation by industry segment

	(Billions of yen)
	Fiscal 2003		1st half of fiscal 2004		Fiscal 2004 (Forecast)
	(A)	(A)/ FY 2002	(B)	(B)/1st half of FY 2003	(C)	(C)/(A)
Information & Telecommunication Systems	81.3	137%	38.3	100%
Electronic Devices	52.0	46%	21.7	88%
Power & Industrial Systems	73.5	105%	35.1	97%
Digital Media & Consumer Products	37.8	93%	18.3	97%
High Functional Materials & Components	66.7	91%	31.3	94%
Logistics, Services & Others	25.7	89%	11.4	85%
Financial Services	95.4	104%	48.4	103%
Corporate items	3.4	91%	1.4	80%
Total	436.0	91%	206.2	96%	440.0	101%
Internal use assets	328.8	87%	152.2	95%	320.0	97%
Leasing assets	107.1	105%	53.9	101%	120.0	112%

8. R&D expenditure by industry segment

	(Billions of yen)
	Fiscal 2003		1st half of fiscal 2004		Fiscal 2004 (Forecast)
	(A)	(A)/ FY 2002	(B)	(B)/1st half of FY 2003	(C)	(C)/(A)
Information & Telecommunication Systems	169.8	140%	83.4	98%
Electronic Devices	40.9	39%	23.0	115%
Power & Industrial Systems	69.8	108%	37.4	111%
Digital Media & Consumer Products	33.2	98%	15.5	92%
High Functional Materials & Components	43.3	104%	21.0	97%
Logistics, Services & Others	12.5	146%	7.5	118%
Financial Services	2.0	142%	1.1	123%
Total	371.8	99%	189.1	103%	390.0	105%
Percentage of revenues	4.3%	—	4.4%	—	4.4%	—

9. Balance sheets by financial and non-financial services

	(Billions of yen)
	As of March 31, 2004	As of September 30, 2004
Assets
Manufacturing, Services and Others
Cash and cash equivalents	689.9	559.1
Short-term investments	151.3	122.4
Trade receivables	1,805.1	1,725.2
Inventories	1,122.9	1,331.8
Investments and advances	825.5	795.8
Property, plant and equipment	1,941.4	2,004.0
Other assets	1,909.2	1,899.0
Total	8,445.5	8,437.7
Financial Services
Cash and cash equivalents	74.4	59.8
Trade receivables	600.6	591.3
Investments in leases	588.7	602.9
Property, plant and equipment	303.3	326.6
Other assets	495.6	466.1
Total	2,062.9	2,046.9
Eliminations	(918.1)	(847.7)
Assets	9,590.3	9,636.8

Liabilities and stockholders’ equity
Manufacturing, Services and Others
Short-term debt	938.6	694.1
Trade payables	1,254.8	1,204.1
Long-term debt	803.9	991.7
Other liabilities	2,688.3	2,677.4
Total	5,685.7	5,567.5
Financial Services
Short-term debt	745.4	771.6
Trade payables	243.1	233.6
Long-term debt	647.8	614.5
Other liabilities	181.2	175.7
Total	1,817.7	1,795.6
Eliminations	(880.0)	(820.7)
Liabilities	6,623.3	6,542.4
Minority interests	798.8	874.3
Stockholders’ equity	2,168.1	2,220.0
Liabilities and stockholders’ equity	9,590.3	9,636.8

10. Statements of operations by financial and non-financial services

	(Billions of yen)
	1st half of fiscal 2003	1st half of fiscal 2004
Manufacturing, Services and Others
Revenues	3,893.9	4,188.8
Cost of sales and selling, general and administrative expenses	3,881.7	4,071.0
Operating income	12.2	117.8
Financial Services
Revenues	267.9	270.7
Cost of sales and selling, general and administrative expenses	259.7	260.7
Operating income	8.1	9.9
Eliminations
Revenues	(120.5)	(129.7)
Cost of sales and selling, general and administrative expenses	(120.2)	(129.2)
Operating income	(0.2)	(0.4)
Total
Revenues	4,041.4	4,329.9
Cost of sales and selling, general and administrative expenses	4,021.1	4,202.6
Operating income	20.2	127.3

Note:	Figures in tables 5, 9 and 10 represent financial information prepared by the Company for the purpose of this supplementary information.

- ### -

October 29, 2004

Hitachi, Ltd.

Supplementary information for the first half of fiscal 2004, ended September 30, 2004

(Unconsolidated basis)

(Billions of yen)
	1st half of Fiscal 2003		1st half of Fiscal 2004		Fiscal 2004 (Forecast)
	(A)	(A)/1st half of FY 2002	(B)	(B)/(A)	(C)		(C)/ FY2003
Revenues	1,128.2	74%	1,152.8	102%	2,570.0		103%
Operating income (loss)	(6.9)	—	(21.7)	—	—		—
Ordinary income	10.0	—	9.6	96%	25.0		124%
Net income	19.2	97%	26.5	138%	40.0		100%
Dividend payout ratio (%)	52	—	68	—	—		—
Average exchange rate (yen / U.S.$)	118	—	110	—	105	*	—

*	Assumed exchange rate for 2nd half of fiscal 2004

	As of March 31, 2004	As of September 30, 2004
Cash & cash equivalents, Short-term investments (Billions of yen)	351.4	224.0
Interest-bearing debt (Billions of yen)	594.5	626.7
Number of employees	36,582	36,952

(Billions of yen)
	1st half of Fiscal 2003		1st half of Fiscal 2004
	(A)	(A)/1st half of FY 2002	(B)	(B)/(A)
Capital investment (Based on construction starts)	18.0	36%	26.5	147%
Depreciation *	24.8	52%	24.2	98%
R&D expenditures	71.1	60%	65.5	92%
Percentage of revenues	6.3%	—	5.7%	—

*	The figures do not include depreciation on leasing assets.

October 29, 2004

Hitachi, Ltd.

SUPPLEMENTARY INFORMATION ON INFORMATION &

TELECOMMUNICATION SYSTEMS, DISPLAYS AND DIGITAL MEDIA

Note :	*1. Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems

(1) REVENUES AND OPERATING INCOME (LOSS) BY PRODUCT SECTOR *2 *3

(Upper rows show comparisons to the previous year; billions of yen)
	Fiscal 2003			Fiscal 2004
	1st half	2nd half	Total	1st half	2nd half (forecast)	Total (forecast)
Revenues	120 1,053.2%	123 1,261.2%	122 2,314.5%	102 1,071.7%	98 1,233.3%	100 2,305.0%
Software & Services	101 459.5%	100 531.1%	101 990.6%	102 470.0%	102 540.0%	102 1,010.0%
Hardware	140 593.7%	149 730.1%	145 1,323.8%	101 601.7%	95 693.3%	98 1,295.0%
Operating income (loss)	13 5.3%	94 64.5%	63 69.9%	536 28.9%	109 70.1%	142 99.0%
Software & Services	66 20.6%	121 35.6%	93 56.2%	112 23.1%	118 41.9%	116 65.0%
Hardware	— (15.3)	74 28.9%	27 13.6%	— 5.8	98 28.2%	250 34.0%

Notes:

*2.    On April 1, 2003, all hard disk drive operations were integrated with Hitachi Global Storage Technologies (Hitachi GST), a Hitachi subsidiary which started operations on January 1, 2003. Hitachi GST has a December 31 year-end and the consolidated results for Hitachi, Ltd. for the six months ended September 30, 2004, includes Hitachi GST’s business results for the six months ended June 30, 2004.

*3. Figures for each product exclude intra-segment transactions.

(2) REVENUES BY PRODUCT SECTOR *2 *3

(Upper rows show comparisons to the previous year; billions of yen)
	Fiscal 2003			Fiscal 2004
	1st half	2nd half	Total	1st half	2nd half (forecast)	Total (forecast)
Revenues	120 1,053.2%	123 1,261.2%	122 2,314.5%	102 1,071.7%	98 1,233.3%	100 2,305.0%
Software & Services	101 459.5%	100 531.1%	101 990.6%	102 470.0%	102 540.0%	102 1,010.0%
Software	91 83.8%	81 77.2%	86 161.0%	90 75.2%
Services	104 375.7%	104 453.9%	104 829.6%	105 394.8%
Hardware	140 593.7%	149 730.1%	145 1,323.8%	101 601.7%	95 693.3%	98 1,295.0%
Storage *4	176 292.1%	203 363.0%	190 655.1%	103 300.5%
Servers *5	111 67.0%	91 66.1%	100 133.1%	70 47.1%
PCs *6	93 66.8%	99 84.5%	97 151.3%	93 62.1%
Telecommunication	125 58.8%	107 69.6%	115 128.4%	116 68.2%
Others	136 109.0%	166 146.9%	152 255.9%	114 123.8%
Notes:	*4. Figures for Storage include disk array subsystems, hard disk drives, etc.
*5. Figures for Servers include general-purpose computers, UNIX servers, etc.
*6. Figures for PCs include PC servers, client PCs, etc.

(3) SAN/NAS STORAGE SOLUTIONS

(The upper row shows comparisons to the previous year; billions of yen)
	Fiscal 2003			Fiscal 2004
	1st half	2nd half	Total	1st half	2nd half (forecast)	Total (forecast)
Revenues	98 128.0%	97 136.0%	98 264.0%	101 129.0%	118 161.0%	110 290.0%

(4) HARD DISK DRIVES *7 *8 *9 *10

(The upper row shows comparisons to the previous year)
Period recorded for consolidated accounting purposes (Shipment Period)	Fiscal 2003
	1st half (Jan.2003 to Jun.2003)		2nd half (Jul.2003 to Dec.2003)	Total (Jan.2003 to Dec.2003)
		Ref *16			Ref *16
Revenues
Yen (billions of yen)	— 192.9	— 219.7	— 264.5	— 457.4	— 484.2
U.S. dollar (millions of dollar)	— 1,619	— 1,845	— 2,355	— 3,974	— 4,200
Operating income (loss)
Yen (billions of yen)	— (20.9)	— (21.1)	— 10.0	— (10.9)	— (11.1)
U.S. dollar (millions of dollar)	— (176)	— (177)	— 90	— (86)	— (87)
Shipments (thousand units) *11	— 16,700	— 19,100	— 24,200	— 41,100	— 43,400
Consumer and Commercial
1.8/2.5inch *12	— 9,100	— 11,200	— 13,900	— 23,100	— 25,100
3.5inch *13	— 6,300	— 6,300	— 8,100	— 14,400	— 14,400
Servers *14	— 1,200	— 1,500	— 2,000	— 3,100	— 3,400
Emerging *15	— 200	— 200	— 290	— 480	— 480

(The upper row shows comparisons to the previous year *17)
Period recorded for consolidated accounting purposes (Shipment Period)	Fiscal 2004
	1st half (Jan.2004 to Jun.2004)	2nd half (forecast) (Jul.2004 to Dec.2004)	Total (forecast) (Jan.2004 to Dec.2004)
Revenues
Yen (billions of yen)	112% (99%) 216.5	98% (98%) 258.5	104% (98%) 475.0
U.S. dollar (millions of dollar)	123% (108%) 1,998	102% (102%) 2,402	111% (105%) 4,400
Operating income (loss)
Yen (billions of yen)	— (—) 4.9	— (—) (0.9)	— (—) 4.0
U.S. dollar (millions of dollar)	— (—) 45	— (—) (7)	— (—) 38
Shipments (thousand units) *11	122% (108%) 20,500	114% (114%) 27,500	117% (111%) 48,000
Consumer and Commercial
1.8/2.5inch *12	134% (110%) 12,200
3.5inch *13	91% (91%) 5,700
Servers *14	160% (131%) 1,900
Emerging *15	353% (353%) 700

<Fiscal 2004 2nd Half by Quarter>
Period recorded for consolidated accounting purposes (Shipment Period)	Fiscal 2004 2nd Half
	3rd quarter (Jul. 2004 to Sep. 2004) *18	4th quarter (forecast) (Oct. 2004 to Dec. 2004)
Revenues
Yen (billions of yen)	94% (94%) 121.4	101% (101%) 137.1
U.S. dollar (millions of dollar)	99% (99%) 1,093	105% (105%) 1,309
Operating income (loss)
Yen (billions of yen)	— (—) (4.2)	28% (28%) 3.3
U.S. dollar (millions of dollar)	— (—) (38)	30% (30%) 31
Shipments (thousand units) *11	104% (104%) 12,100	122% (122%) 15,400
Consumer and Commercial
1.8/2.5 inch *12	97% (97%) 6,500
3.5 inch *13	86% (86%) 3,400
Servers *14	121% (121%) 1,100
Emerging *15	755% (755%) 1,180

Notes:	*7. Figures include intra-segment transactions.

*8.    On December 31, 2002, Hitachi purchased majority ownership in a company to which IBM Corporation’s hard disk drive operations had been transferred. On January 1, 2003, the company began operating as Hitachi GST. Hitachi GST has a December 31 year-end and Hitachi, Ltd. has a March 31 year-end. The first-half consolidated results for Hitachi, Ltd. include the results of Hitachi GST for the six-month period from January 1, 2004 through June 30, 2004. Meanwhile, the results of Hitachi, Ltd.’s HDD operations for the period from January 1, 2003 through March 31, 2003 were included in Hitachi’s consolidated financial results for the year ended March 31, 2003. On April 1, 2003, Hitachi, Ltd.’s HDD operations were integrated in Hitachi GST.

*9.    There have been changes to some product sector names. “1.8/2.5 inch” and “3.5 inch,” which are shown in the new product sector “Consumer and Commercial” were previously named “Mobiles” and “Desktops,” respectively.

*10. Hitachi GST’s operating currency is U.S. dollar. Yen figures includes Yen / dollar conversion fluctuation.

*11. Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.
*12. Consumer electronics applications (1.8 inch), note-PCs (2.5 inch), etc.
*13. Desktop-PCs, consumer electronics applications (3.5 inch), etc.
*14. Disk array subsystems, servers (3.5 inch), etc.
*15. Hand held devices (1 inch), automotive (2.5 inch), etc.

*16.  The figures provided for reference purposes represent the combined sales and shipments of Hitachi, Ltd.’s HDD operations prior to integration and Hitachi GST’s operations, and are shown to give an overall picture of Hitachi’s HDD operations for the six-month period ended June 30, 2004, the twelve-month period ended December 31, 2004, in this order.

*17. Figures in parentheses for year-on-year comparisons represent comparisons with reference figures of the same period of the previous fiscal year.
*18. Results for HDD operations in the period from July 1, 2004 through September 30, 2004 will be included in Hitachi’s fiscal 2004 third-quarter results.

2. Displays

(1) REVENUES AND OPERATING INCOME (LOSS)

(The upper row shows comparisons to the previous year; billions of yen)
	Fiscal 2003			Fiscal 2004
	1st half	2nd half	Total	1st half	2nd half (forecast)	Total (forecast)
Revenues	119 118.7%	149 141.4%	134 260.2%	106 126.0%	88 124.0%	96 250.0%
Operating income (loss)	— (5.0)	— 10.8	— 5.8	— 2.1	— (8.1)	— (6.0)

(2) LCD REVENUES

(The upper row shows comparisons to the previous year; billions of yen)
	Fiscal 2003			Fiscal 2004
	1st half	2nd half	Total	1st half	2nd half (forecast)	Total (forecast)
Revenues	125 100.0%	185 124.0%	152 224.0%	112 112.0%	85 105.0%	97 217.0%
Large-size LCDs	95 55.0%	148 59.0%	116 114.0%	93 51.0%	68 40.0%	80 91.0%
Medium- & small-size LCDs	205 45.0%	241 65.0%	224 110.0%	136 61.0%	100 65.0%	115 126.0%

3.Digital Media

SHIPMENTS	OF MAIN PRODUCTS *19

(thousand units)
	Fiscal 2003			Fiscal 2004
	1st half	2nd half	Total	1st half	2nd half (forecast)	Total (forecast)
Optical Disk Drives *20	118 26,000%	123 32,000%	121 58,000%	123 32,000%	119 38,000%	121 70,000%
Plasma Displays *21	200 80%	200 140%	200 220%	200 160%	136 190%	159 350%
Projection TVs	105 200%	104 240%	105 440%	95 190%	121 290%	109 480%

Notes:	*19. Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 1,000,000 units have been rounded.

*20.  Hitachi-LG Data Storage (HLDS) has a December 31 year-end and the consolidated results for Hitachi, Ltd. for the first-half consolidated results includes HLDS’s business results for the six months ended June 30, 2004.

*21. The sum of plasma TV and plasma monitor shipments.

# # #